FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   April 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 10, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
April 10, 2006

Gold Resource Increase at Essakane

Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that an updated resource estimate for the Essakane Main Zone (“EMZ”) has been submitted to Orezone by its partner, Gold Fields Limited (“Gold Fields”). Indicated resources in the EMZ now total 36.8Mt grading 1.6g/t (1.9Moz) and inferred resources amount to an additional 27.7Mt grading 1.7g/t (1.5Moz), based on a 0.5g/t cutoff grade. The JORC compliant resource calculation represents a recoverable resource estimate and was completed by independent consultant RSG Global (Perth, Australia).

A $9.2 million budget was recently announced and is designed to continue increasing resources by drilling along strike, drilling surrounding targets and carrying out an extensive re-assay program to determine if the grade of the deposit has been understated. Gold Fields has earned a 50 percent interest in Essakane and has exercised its right to increase its interest to 60 percent by funding a bankable feasibility study which will commence in the second half of 2006 and be finalized in 2007. Gold Fields currently has three drill rigs operating on the EMZ and there are two rigs working on the neighbouring Falagountou target, 6km east of the EMZ.

Essakane Main Zone JORC Compliant Resource Calculation, RSG Global (Perth, Australia) as at April 6, 2006

	Indicated Resources			Inferred Resources

Cutoff(g/t)	Mt	g/t	Moz	Mt	g/t	Moz

0.5	36.8	1.6	1.9	27.7	1.7	1.5
1.0	19.6	2.3	1.5	15.3	2.4	1.2

Ron Little, President & CEO of Orezone stated, “We are pleased with the latest resource estimate and with the opportunities that exist to continue expanding resources in the EMZ and in surrounding targets. This resource represents a significant increase over our 2004 resource calculation due to the fact that the methodology of the calculation is more conservative and we are using a new and more refined geological model. This resource is more in keeping with mining scenarios and feasibility studies rather than just a global resource. Resources are expected to be updated again in the fall based on results from the current backlog of samples, the new drilling and the re-assaying program.”

The new resource estimate is based on drilling to September 30, 2005 and excludes approximately 18,000 metres of drilling completed since that time. A copy of the report by RSG Global will be filed at www.sedar.com within 30 days. Jan de Visser, PhD. MSc. MAusIMM, MGAA and principal consultant for Resources at RSG Global is the qualified person for this estimate. The JORC compliant resource calculation represents a recoverable resource estimate after applying change of support by Uniform Conditioning (“UC”) to an Ordinary Kriging large panel block model. It was established by RSG Global that a 6.25mE x 25mN x

10mRL panel could be reliably estimated from the drilling grid by Ordinary Kriging, and that a small panel or selective mining unit (“SMU”) of 6.25mE x 6.25mN x 2.5mRL could be used in the UC estimation to represent surface mining selectivity. Mr. Jeffrey Ackert, Vice President, Technical Services, is the Company’s Qualified Person under National Instrument 43-101.

Re-assaying Program

Recent metallurgical test work indicates that only partial leaching of coarse gold in the EMZ may have taken place under the previous assay procedure and that the undissolved gold was not always detected by a single fire assay of the tailing or residues.  As a result, the grade of the deposit may be understated.  A modified sampling protocol has been initiated that will involve a finer grind and adding a commercial accelerant to almost entirely leach gold from the samples within 24 hours. Gold will also be extracted from a subset of samples by gravity separation. Approximately 30,000 new exploration and definition samples from the EMZ are to be processed through the new procedure.  In addition, a 20,000 sample re-assaying program will be initiated.  This re-assay program will take five to eight months to complete and if successful, the new analyses could lead to an improved overall grade and a significant increase in the contained gold of the deposit.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com Telephone: (613) 241-3699	gbowes@orezone.com Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.